SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer


CERVEJARIA
ambev

CERVEJARIA

ambev

3Q18 Results

October 25, 2018

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2018 (3Q18). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the third quarter and respective press release, both available on the U.S. Securities and Exchange Commission - SEC website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting in Argentina.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2017 (3Q17). Values in this release may not add up due to rounding.

3Q18 Financial Highlights

+5.8%	Net Revenue
+8.3%	Net Revenue per hL
-2.4%	Volume
+9.0%	EBITDA
+120bps	Margin expansion
-10.2%[1]	Normalized Net Profit
-1.7%[1]	Normalized Net Profit ex. Hyperinflation Accounting Impacts

(1) Hyperinflation Accounting in Argentina resulted in a negative impact of R$ 275.7 million on Normalized Net Profit

Brazil Beer
3Q18 Financial Highlights





- **Net Revenue: + 1.3%**
  Net Revenue/hL: + 4.6%
  Price adjustment implemented during the quarter
- **Total Volume: - 3.1%**
  Industry: approximately **- 2.5%**, according to our estimates
- **EBITDA: + 0.3%**
  with margin contraction of **50bps** to **41.7%**
- **Cash COGS/hL: + 5.0%**
  FX tail wind impacted by higher inflation and aluminum prices
- **Cash SG&A: – 1.0%**
  Phasing of marketing expenses, which had a higher concentration in 2Q18

CERVEJARIA ambev

Brazil NAB
3Q18 Financial Highlights

- **Net Revenue: + 7.0%**
  Net Revenue/hL: + 11.3%
  Carry over of revenue management initiatives implemented in 4Q17
- **Total Volume: - 3.9%**
  Industry: approximately **- 6.0%**, according to our estimates
- **EBITDA: + 136.0%**
  with margin expansion of **2,710bps** to **49.6%**
- **Cash COGS/hL: - 30.6%**
  Favorable FX and lower sugar prices
- **Cash SG&A: - 4.5%**
  Phasing of marketing expenses, which had a higher concentration in 2Q18




do bem
H2OH!
pepsi

Central America and the Caribbean
3Q18 Financial Highlights



- **Net Revenue: + 16.5%**
  Net Revenue/hL: + 5.7%
- **Total Volume: + 10.3%**
  Volume growth in most of the countries
- **EBITDA: + 5.8%**
  with margin contraction of **380bps** to **37.2%**
- **Cash COGS/hL: + 15.0%**
  Additional temporary costs in order to supply the market with no disruption in Panama after continued strong volume evolution since 2017
- **Cash SG&A: + 6.0%**

Central America and the Caribbean
3Q18 Commercial Highlights

- **Core Segment**
  - **Presidente** Activation in **Dominican Republic**, with the introduction of new coolers in the market
  - Launch of a new Visual Brand Identity for our classic lager **Balboa** in **Panama**


Presidente
Presidente
Balboa

- **Premium**
  - Development of **Corona, Stella Artois and Budweiser** through customized execution


Corona
Corona Extra
Premium Execution

LAS
3Q18 Financial Highlights

- **Net Revenue: + 13.9%**
  Net Revenue/hL: + 19.4%
- **Total Volume: - 5.0%**
  Challenging economic environment in Argentina leading to consumption contraction in the short term
- **EBITDA: + 14.5%**
  with margin expansion of **20bps** to **44.4%**
- **Cash COGS/hL: + 12.8%**
- **Cash SG&A: + 23.4%**



CERVEJARIA ambev

LAS
3Q18 Commercial Highlights

- We are elevating the core through the **differentiation of Quilmes**, our Classic Lager, **and Brahma**, our Easy Drinking Lager in Argentina
- Continued investment in **single serve packaging**
- In the **Core Plus Segment in Argentina**, we continue to promote **Budweiser** and launched **Andes Origen**, enhancing our portfolio
- Our **premium** brands outpaced the beer industry in all countries


BRAHMA
Core Differentiation


BUDWEISER
Core Plus

Canada
3Q18 Financial Highlights





- **Net Revenue: + 0.4%**
  Net Revenue/ hL + 1.0%

- **Total Volume: - 0.6%**
  Impacted by a slowdown in beer industry

- **EBITDA: - 7.0%**
  with margin contraction of **250bps** to **32.0%**

- **Cash COGS/hL: + 5.0%**
  Impacted mainly by higher aluminum prices

- **Cash SG&A: + 4.9%**
  Phasing of sales & marketing coupled with higher distribution costs related to inventory rebalancing activities across the country

Canada
3Q18 Commercial Highlights


Core
BUD LIGHT
BUD LIGH

- **Core Segment**
  - **Bud Light** and **Michelob Ultra** maintained their momentum, ranking among the fastest growing brands in Canada

- **Premium**
  - **Stella Artois** and **Corona** volume ramped up, enabling us to sustain our leadership position in the country
  - Local **Craft Partners** also had a great quarter, posting double digits volume growth


Craft
STANLEY PARK
Organic
MERIDIAN
TANKHOUSE
Chipie
Valkyrie
Mill St.

3Q18 Financial Results

- Expense of R$ 611 million, decreasing by 9.5% vs 3Q17

Financial Results (R$ Million)	3Q18
Interest Income	105
Interest Expenses	- 293
Derivative Instruments	- 181
Non-derivative Instruments	- 215
Taxes on Financial Transactions	- 39
Other	- 103
Impact of Hyperinflation Accounting	115
Total	- 611

Growth Platforms
Brazil


ambev

Growth Platforms

Dream: bring people together for a better world

CONSUMER DRIVEN PORTFOLIO STRATEGY



Accelerate Premium



Elevate the Core



Drive Smart Affordability



Shape IH | Boost OOH

Excellence in Client Service

Better World

Live and Breathe: Dream, People and Culture

Brazilian Beer Market


PREMIUM
CORE
VALUE

ambev

Accelerate Premium

Double digits premium beer volume growth in 3Q18

COMPLETE PORTFOLIO COMPRISED OF GLOBAL AND DOMESTIC BRANDS



Budweiser
STELLA ARTOIS
Corona Extra
ANTARCTICA
Cerveja
ORIGINAL
APPIA
SERRAMALTE
BOHEMIA
AURA
LAGER

CERVEJARIA ambev

Accelerate Premium

Global Brands: combined volume growth of more than 40% in 3Q18



Budweiser
STELLA
ARTOIS
Corona
Extra

GLOBAL BRANDS

Budweiser, our largest global brand, is the main trade up alternative to the premium segment

Stella Artois volume grew more than 55% in 3Q18

Corona volume grew more than 75% in 3Q18

We revamped Budweiser's long neck and sharing size bottles

Cervejaria ambev

Accelerate Premium

Original and Serramalte: combined volume growth of more than 10% in 3Q18

DOMESTIC BRANDS



ANTARCTICA
Cerveja
ORIGINAL
SERRAMALTE
350 ml

Launching of **Serramalte** cans in 3Q18 to further build the brand

Brazilian Beer Market


PREMIUM
CORE
VALUE

ambev

Elevate the Core

Core: the most important segment of the Brazilian market


ANTARCT
BRAHMA
BRAHMA
Chopp
SKOL
SKOL
HOPS
Brahma
Extra
Lager
Brahma
Extra
Red Lager
Brahma
Extra
Weiss

CERVEJARIA ambev

Elevate the Core

Brahma: Classic Lager

BRAHMA


BRAHMA
BRAHMA
Brahma Extra Weiss
Brahma Extra Lager
Brahma Extra
BRAHMA

Strong portfolio with 7 different liquids anchored in passion points, such as Soccer and Sertanejo

Growing strongly since 2016, after "Classic Lager" position was reinforced

Brahma benefits from the growth of the attribute of flavor among Brazilian consumers' preference

ambev

Elevate the Core

Attribute of flavor sharing space with lightness

Consumers' preference drivers:


Lightness
#1
Flavor
#2
Variety/innovation
#3



Elevate the Core

Skol: Easy Drinking Lager

SKOL



SKOL
SKOL
SKOL HOPS
SKOL HOPS

Skol is the most powerful beer brand in Brazil*

Skol Hops brings a unique drinkable liquid to Skol family, reinforcing the easy drinking positioning of the brand in an innovative way

Skol Hops rolled out in 3Q18 across the country, enhancing our core plus portfolio

ambev

*Source: Millward-Brown

Brazilian Beer Market



PREMIUM
CORE
VALUE

CERVEJARIA ambev

Drive Smart Affordability

Offering affordable propositions in a smart way

Launching of **Nossa** in 3Q18 in the state of Pernambuco

Brewed with cassava from local farmers

Nossa fosters social engagement, promotes local economy development and enhances regional culture



CERVEJARIA AMBEV
NOSSA
DE PERNAMBUCO
300ml
CERVEJA PILSEN
COM MANDIOCA
NOSSA
DE PERNAMBUCO
CERVEJA PILSEN
COM MANDIOCA

CERVEJARIA ambev

Strong Beer Portfolio



Wäls
Corona
ORIGINAL
PREMIUM
SKOL HOPS
Brahma Extra
BOHEMIA
CORE
SKOL
BRAHMA
NOSSA
VALUE

CERVEJARIA ambev